UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November, 2024

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

On November 14, 2024, Siyata Mobile Inc., a British Columbia (Canada) company the (“Company”), issued a press release announcing its Third Quarter 2024 Financial Results. The Company’s press release is filed as Exhibit 99.3 to this Report of Foreign Private Issuer (“Report”) and is incorporated herein by reference.

Attached hereto as Exhibit 99.1 and incorporated herein are the Company’s Financial Results For the three and nine months ended September 30, 2024 and September 30, 2023. Also attached hereto as Exhibit 99.2 and incorporated herein by reference is the Company’s Management’s Discussion and Analysis For the three and nine months ended September 30, 2024.

Additionally, on November 13, 2024, the Company also issued a press release announcing the deployment of its SD7 handsets and VK7 vehicle kits by The National St John Ambulance Service (NStJA), a trusted life-saving service in Papua New Guinea, the most populous Pacific island country. The Company’s press release is furnished as Exhibit 99.4 to this Report and is incorporated herein by reference.

The information and documents furnished in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 8, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third party websites.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Siyata Mobile Group, Inc. Financial Results For the three and nine months ended September 30, 2024 and 2023
99.2	Management’s Discussion and Analysis For the three and nine months ended September 30, 2024
99.3	Press release dated November 14, 2024.
99.4	Press release dated November 13, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2024	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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